BENITEC BIOPHARMA INC.

3940 Trust Way

Hayward, California 94545

September 26, 2025

VIA EDGAR

Joshua Gorsky
Joe McCann

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Benitec Biopharma Inc.
Registration Statement on Form S-3 (File No. 333-290455)

Dear Mr. Gorsky and Mr. McCann:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Benitec Biopharma Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-290455) so that it may become effective at 4:00 p.m. Eastern Time on September 29, 2025, or as soon thereafter as practicable.

Very truly yours,

BENITEC BIOPHARMA INC.

By:	/s/ Dr. Jerel Banks
	Name:	Dr. Jerel Banks
	Title:	Chief Executive Officer

cc: Matt O'Loughlin, Proskauer Rose LLP

Louis Rambo, Proskauer Rose LLP